UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3)*

GRIFFIN LAND & NURSERIES, INC.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

398231 10 0

(CUSIP Number)

Frederick M. Danziger

One Rockefeller Plaza Suite 2301

New York, New York 10020 (212) 561-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

2/15/2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1 (b) (3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Estate of Edgar M. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,138

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .40

14.	Type of Reporting Person* Estate

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Louise B. Cullman

2.	Check the Appropriate Box If a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,410

	8.	Shared Voting Power 768,588

	9.	Sole Dispositive Power 18,410

	10.	Shared Dispositive Power 761,588

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,410

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .36

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman, Jr.

2.	Check the Appropriate Box If a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire shares

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,866

	8.	Shared Voting Power 900,998

	9.	Sole Dispositive Power 175,866

	10.	Shared Dispositive Power 900,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,866

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.43

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elissa F. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,850

	8.	Shared Voting Power 260,260

	9.	Sole Dispositive Power 14,850

	10.	Shared Dispositive Power 260,260

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .29

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan R. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,894

	8.	Shared Voting Power 1,089,196

	9.	Sole Dispositive Power 80,894

	10.	Shared Dispositive Power 1,089,196

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,894

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.58

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lucy C. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,322

	8.	Shared Voting Power 364,360

	9.	Sole Dispositive Power 60,322

	10.	Shared Dispositive Power 364,360

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.17

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick M. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,534

	8.	Shared Voting Power 209,778

	9.	Sole Dispositive Power 103,534

	10.	Shared Dispositive Power 209,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.02

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons David M. Danziger

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,157

	8.	Shared Voting Power 82,968

	9.	Sole Dispositive Power 29,157

	10.	Shared Dispositive Power 82,968

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,157

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .57

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Carolyn s. Fabrici

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 116,037

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 116,037

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons John L. Ernst

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,349

	8.	Shared Voting Power 408,406

	9.	Sole Dispositive Power 7,349

	10.	Shared Dispositive Power 408,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,349

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .14

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Margot P. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,315

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.00

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexandra Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,748

	8.	Shared Voting Power 85,222

	9.	Sole Dispositive Power 1,748

	10.	Shared Dispositive Power 85,222

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .03

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B. Bros. Realty LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 233,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 233,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.55

14.	Type of Reporting Person (See Instructions) LLC

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matthew L. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,650

	8.	Shared Voting Power 42,664

	9.	Sole Dispositive Power 1,650

	10.	Shared Dispositive Power 42,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .03

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rebecca D. Gamzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,550

	8.	Shared Voting Power 91,156

	9.	Sole Dispositive Power 10,550

	10.	Shared Dispositive Power 91,156

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .21

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Edgar M. Cullman III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,794

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,794

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,794

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .37

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Carolyn B. Sicher

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,422

	8.	Shared Voting Power 157,924

	9.	Sole Dispositive Power 21,422

	10.	Shared Dispositive Power 157,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .42

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Samuel Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,594

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,594

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,594

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .27

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Jessica P. Earnst

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250

	8.	Shared Voting Power 43,884

	9.	Sole Dispositive Power 1,250

	10.	Shared Dispositive Power 43,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299890108

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons Georgina Cullman

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ See item 6 and insert 1

3.	SEC Use Only

4.	Source of Funds* No funds were used to acquire the shares

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,550

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,550

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .19

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D ITEMS

Item 1. Security and Issuer

This Amendment #3 amends the Schedule 13D filed April 19, 2007 (as so amended, the Schedule) by the Reporting Person (as defined below) relating to the Common Stock $0.01 par value (the “Common Stock”), of Griffin Land & Nurseries, Inc. (the “Issuer”), a Delaware corporation having its principal executive offices at One Rockefeller Plaza Suite 2301, New York, NY 10020. The purpose of this Amendment #3 is to report the disposition of additional shares of Common Stock by Reporting Persons after April 19, 2007 (as described in Item 4) and to update Insert 1.

See Insert 1 attached hereto.

None of the persons filing this Schedule (the “Reporting Persons”) has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States. The Reporting Persons have executed a joint filing agreement in connection with the filing of this Schedule, a copy of which has been filed as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

The transaction reported in this Amendment #3 reflects gifts of 105167 shares to charities, gifts of 60,000 shares by Frederick M. Danziger to trusts which are parties to this filing, changes in the trustees of numerous trusts which are parties to this filing, sales of 23858 shares by Carolyn S. Fabrici and transfers effected as a result of the death of Edgar M. Cullman from his direct ownership to his estate and changes in trusteeship as a result of such death and other changes on trusteeship for since reporting entities.

Item 5. Interest in Securities of the Issuer

See Insert 1 hereto and cover pages.

Voting power and power to direct disposition of securities is shared by trustees of each of the trusts referred to in Item 2 as set forth on Insert 1. The officers and directors of the Samuel J. Bloomingdale Foundation, Inc., the Susan B. and Richard C. Ernst Foundation, Inc. and Louise B. and Edgar M. Cullman Foundation, Inc. and the trustees of charitable trust created by Justus Heijmans (collectively, the “Foundations”) referred to in Insert 1 as set forth on Insert 1 hereto share voting power and the power to dispose of such securities. Such shares are, however, not included in the individual totals shown on cover pages. Shares owned by B. Bros. Realty LLC are shown as beneficially owned for voting and dispositive purposes by both Managers of that LLC and also by the company itself.

Sales in the Issuer’s Common Stock were affected by Carolyn Fabrici totaling 23,858 during the 60 days preceding the date hereof.

Item 6. Contract, Arrangement or Understanding with Respect to Securities of the Issuer

None other than an informal understanding that the persons and entities listed in Insert 1 attached hereto will hold and vote together the shares of Issuer’s Common Stock owned by each of them. However, Trustees of trusts and partners of the partnership listed in Insert 1 may act independently where fiduciary responsibilities so require. Furthermore, the persons and entities listed in Insert 1 may acquire additional shares of the Issuer’s Common Stock.

Although the Foundations are included in Insert 1, no arrangement of any kind exists with respect to any of the Issuer’s Common Stock held by such Foundations. Such Foundations were included in Insert 1 only because certain of the undersigned are officers and directors of such Foundations.

Item 7. Material to the Filed as Exhibits

A copy of the Joint Filing Agreement, including powers of attorney, is attached hereto as Exhibit 1 to Schedule 13D.

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: 2/15/2012

Louise B. Cullman*
Louise B. Cullman, individually, as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto and
as executor of Estate of Edgar M. Cullman

Susan R. Cullman*
Susan R. Cullman, individually, as
Custodian and as Trustee of the Trusts
of which she is a Trustee as indicated
on Insert 1 hereto and as executor of
Estate of Edgar M. Cullman

Edgar M. Cullman, Jr.*
Edgar M. Cullman, Jr., individually, as
Custodian and as Trustee of the Trusts
of which he is a Trustee as indicated
on Insert 1 hereto and as executor of
Estate of Edgar M. Cullman

Lucy C. Danziger*
Lucy C. Danziger, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto and
as executor of Estate of Edgar M. Cullman

John L. Ernst*
John L. Ernst, individually and as
Trustee of the Trusts of which he is a
Trustee, and as Guardian,
all as indicated on Insert 1 hereto

Carolyn S. Fabrici*
Carolyn S. Fabrici, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

/s/ Frederick M. Danziger
Frederick M. Danziger, individually and
as Trustee of the Trusts of which he is
a Trustee as indicated on Insert 1
hereto

Elissa F. Cullman*
Elissa F. Cullman, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto

Rebecca D. Gamzon*
Rebecca D. Gamzon, individually
formerly Rebecca B. Danziger as custodian for minor childern Andrew Gamzon and Sarah Gamzon

Matthew L. Ernst*
Matthew L. Ernst, individually, as custodian for minor children Jonah Ernst and Odessa Ernst

B. BROS. REALTY LLC

By	John L. Ernst*
John L. Ernst,
Co Managing Member

Margot P. Ernst*
Margot P. Ernst, not individually but
as Trustee of the Trusts of which she
is a Trustee as indicated on Insert 1
hereto

Alexandra Ernst*
Alexandra Ernst, individually and as
Trustee of the Trusts of which she is a
Trustee as indicated on Insert 1 hereto as custodian of minor children Cooper Siegel and Shepard Siegel

David M. Danziger*
David M. Danziger, individually, as custodian for minor children Sameena Danziger and Sunaina Danziger

Edgar M. Cullman III*
Edgar M. Cullman III

Caroline B. Sicher*
Caroline B. Sicher, individually, Trustee for Trusts which she is a beneficiary

By:	/s/ Frederick M. Danziger
Frederick M. Danziger
Attorney-in-Fact

Samuel Cullman*
Samuel Cullman, individually

Jessica P Kerns*
Jessica P Kerns, individually and as
Trustee of Trusts which she is a Trustee

Georgina Cullman*
Georgina Cullman, individually

Michael Gamzon*
Michael Gamzon, individually as custodian for minor children Andrew Gamzon and Sarah Gamzon and as
Trustee of Trusts which he is a
Trustee indicated on Insert 1.

Sheena Danziger*
Sheena Danziger as custodian for minor children Sameena Danziger and Sunaina, Danziger and as
Trustee of Trusts which she is a
Trustee as indicated on Insert 1

Griffin Land & Nurseries
Schedule 13D	Insert 1—Item 2.
Amendment #3

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
1.	Edgar M. Cullman (“EMC”)	2 E. 70th St. New York, N.Y. 10021	Co Managing Member Culbro, LLC 880 Third Ave	(46,138)	0	0

2.	Edgar M. Cullman, Jr. (“EMC, Jr.”)	770 Park Avenue New York, N.Y. 10021	Co Managing Member Culbro, LLC 880 Third Ave New York, N.Y.	(45,476)	175,866	3.42

3.	Elissa F. Cullman (“EFC”)	770 Park Avenue New York, New York 10021	Interior Decorator	(2,250)	14,850.29

4.	Louise B. Cullman (“LBC”)	2 E. 70th St. New York, N.Y.	Housewife	(20,000)	18,410.36

5.	Susan R. Cullman (“SRC”)	812 Park Ave. New York, NY 10021	Housewife	(6,781)	80,984	1.58

6.	Lucy C. Danziger (“LCD”)	2 E. 73rd St. New York, N.Y.	Housewife		60,322	1.17

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
7.	Frederick M. Danziger (“FMD”)	2 E. 73rd St. New York, N.Y. 10021	Griffin Land & Nurseries, Inc. President One Rockefeller Plaza Suite 2301 New York, New York	(33,951)	103,534	2.02

8.	David M. Danziger (“DMD”)	115 Central Park West NY, NY 10023	GCL 820 LLC 880 Third Ave 10622 New York, New York	(2,691)	29,157.57

9.	Rebecca D. Gamzon (“RDG”)	1165 Park Ave Apt 15A N.Y., N.Y. 10128	Housewife	(1,280)	10,550.21

10.	John L. Ernst (“JLE”)	860 U.N. Towers New York, N.Y. 10017	Chairman & President Bloomingdale Properties, Inc.* (Investments) 641 Lexington Avenue New York, N.Y.	(730)	4,670.09

11.	Alexandra Ernst (“AE”)	120 Bis Blvd. Montpamesse 75014 Paris, France	Writer		1,548.103

12.	LCD, EMC, Jr. and SRC, Trustees u/w/o Joseph F. Cullman, Jr. f/b/o/: EMC				76,448	1.49

13.	Carolyn S. Fabrici (“CSF”)	P.O. Box 4708 42630 N. 54th St. Cave Creek, AZ 85331	Housewife	(23,858)	0	0

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
14.	Alexander Ernst f/b/o: Cooper S. Siegel a minor			100	200.00

15.	Carolyn B. Sicher, (“CBS”)				21,422.42

16.	EMC and LBC, Trustees u/i/o LBC (12/16/43)* f/b/o: LCD				29,964.58

17.	LCD, LBC and SRC, Trustees u/i/o Samuel J. Bloomingdale (“SJB”) and Rita G. Bloomingdale (“RGB”) (1/10/50)* f/b/o: SRC				50,880.98

18.	EMC, Jr LBC and SRC, Trustees u/i/o EMC and LBC (3/21/50)* f/b/o: SRC				18,714.36

19.	SRC, LBC and LCD Trustees u/i/o SJB (12/21/50)* f/b/o: LCD				29,192.56

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
20.	SRC, LBC and EMC, Jr. Trustees u/i/o SJB (12/21/50)* f/b/o: EMC, Jr.				25,006.48

21.	EMC, Jr LBC and SRC Trustees u/i/o SJB (12/21/50)* f/b/o: SRC				26,000.50

22.	SRC, LBC and LCD Trustees u/i/o RGB (12/21/50)* f/b/o: LCD				5,418.10

23.	SRC, LBC and EMC, Jr. Trustees u/i/o RGB (12/21/50)* f/b/o: EMC, Jr.				9,974.19

24.	EMC, Jr LBC and SRC Trustees u/i/o RGB (12/21/50)* f/b/o: SRC				11,840.22

25.	EMC, LBC and LCD Trustees u/i/o RGB (6/14/51)* f/b/o: LCD				53,818	1.04

26.	SRC, LBC and EMC, Jr. Trustees u/i/o RGB (6/14/51)* f/b/o: EMC, Jr.				40,190.77

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
27.	EMC, Jr LBC and SRC Trustees u/i/o RGB (6/14/51)* f/b/o: SRC				40,090.77

28.	LBC, Margot P. Ernst (“MPE”), AE and JLE, Trustees u/i/o Susan B. Ernst (“SBE”) (4/9/52)* f/b/o: Descendants of JLE				4,364.08

29.	LBC, JLE, AE and CSF, Trustees u/i/o SBE (4/9/52)* f/b/o: Descendants of CSF				3,844.08

30.	EFC, EMC, Jr. and SRC Trustees u/i/o LBC (1/6/53)* f/b/o:Desc of EMC Jr.				38,976.20
30(a).	LCD, EMC Jr. and SRC Trustees u/i/o LBC (1/6/53) Descendants of LCD				10,400.75

30(b).	EFC, EMC, Jr. and CBS Trustees u/i/o LBC (1/6/53) Descendants of SRC				26,284.51

31.	LBC, MPE, AE and JLE, Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of JLE				2,580.05

32.	LBC, JLE, AE and CSF Trustees u/i/o SBE (1/6/53)* f/b/o: Descendants of CSF				11,701.23

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
33.	LCD, EMC, Jr. and SRC Trustees u/i/o LBC (6/30/54)* f/b/o: Descendants of LCD				25,944.50
33(a).	EMC, Jr, EFC and SRC Trustees u/i/o LBC (6/30/54) Descendants of EMC, Jr.				49,502.95
33(b).	SRC, EMC Jr. and CBS, Trustees u/i/o LBC (6/30/54) Descendants of SRC				35,878.69

34.	LBC, CSF, AE and JLE, Trustees u/i/o SJB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

35.	LBC, CSF, AE and JLE Trustees u/i/o RGB (12/21/50)* f/b/o: Dorothy P. Ernst				3,974.08

36.	LBC, LCD, EMC, Jr. and SRC Trustees u/i/o EMC (3/23/55)* f/b/o/: Descendants of LCD				10,830.21
36(a).	LBC, EMC Jr. EFC and SRC Trustees Descendants of EMC, Jr.				15,408.30
36(b).	LBC, EMC, Jr. and CBS Trustees u/i/o EMC (3/23/55) Descendants of SRC				14,200.27

37.	LCD, EMC, Jr. and SRC Trustees u/i/o LBC (3/23/55)* Descendants of LCD				7,000.13
37(a).	LBC, EMC Jr. EFC and SRC Trustees u/i/o LBC (3/23/55) Descendants of EMC, Jr.				12,124.23
37(b).	EMC Jr. SRC and CBS Trustees u/i/o LBC (3/23/55) Descendants of SRC				13,600.26

38.	LBC, EMC, Jr. and LCD Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of LCD				24,400.47

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
39.	LBC and EMC, Jr. Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of EMC, Jr.				34,250.66

40.	CBS, LBC and SRC Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of SRC				37,962.73

41.	LBC, MPE, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of JLE				3,194.06

42.	MLE, LBC, CSF, AE and JLE Trustees u/i/o SJB (8/2/55)* f/b/o: Descendants of CSF				3,526.07

43.	SRC, LBC and LCD, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of LCD				19,228.37

44.	SRC, LBC and EMC, Jr., Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of EMC, Jr.				20,332.39

45.	LBC and SRC, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of SRC				17,190.33

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
46.	JPK, LBC, CSF, AE and JLE, Trustees Trustees (2/29/56)* f/b/o: Descendants of JLE				39,138.75

47.	EMC, LBC, JLE and CSF, Trustees u/w/o RGB (2/29/56)* f/b/o: Descendants of CSF				39,138.75

48.	Samuel J. Bloomingdale Foundation, Inc.* LBC, President & Dir. EMC, Jr., Treas. & Dir. LCD, Secretary	Charitable Foundation			19,642.37

49.	Estate of EMC LBC, EMC Jr, LCD and SRC Executors			21,138	21,138.41

50.	LCD, LBC and EMC, Jr., Trustees u/w/o F.W. Cullman (7/23/59)* f/b/o: LCD EMC, Jr. SRC				17,420 13,770 20,014	.34 .26 .38

51.	LCD and FMD, Trustees u/i/o SJB (4/15/66)* f/b/o: DMD				12,524.24

(3)
Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
52.	FMD, LCD and EMC, Jr., u/i/o EMC (12/26/72)* f/b/o: LCD and DMD LCD and RDG				17,800 18,000	.34 .35

53.	FMD, LCD, SRC and EMC, Jr. Trustees u/i/o EMC (12/23/76)* f/b/o: DMD RDG				16,000 16,200	.31 .31

54.	FMD, SRC, EMC, Jr., and JLE, Trustees u/i/o LCD (12/25/76)* f/b/o: DMD RDG				3,200 3,200	.06 .06

55.	Richard M. Danziger and FMD, Trustees u/i/o LCD (12/24/69)* f/b/o: RDG				22,800.44

56.	LBC, MPE, AE and JLE, Trustees u/i/o RGB (6/14/51)* f/b/o: JLE				3,081.06

57.	SRC, JLE and Elissa Cullman, Trustees, u/i/o EMC, Jr. (12/25/76)* f/b/o: EMC III SBC				7,200 7,200	.14 .14

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
58.	EMC, Jr., SRC, and Elissa Cullman, Trustees, u/i/o EMC (12/23/76)* f/b/o: EMC III SBC				20,400 20,400	.39 .39

59.	EMC, Jr., SRC, EFC and FMD Trustees u/i/o EMC (12/23/76)* f/b/o GDC				20,000.39

60.	CBS, EMC, Jr., John Sicher and JLE, Trustees, u/i/o SRC (12/25/76)* f/b/o: CBS				14,000.27

61.	EMC, Jr., CBS, SRC and John Sicher, Trustees, u/i/o EMC (12/23/76)* f/b/o: CBS				16,000.31

62.	FMD and R.M. Danziger, Trustees u/i/o Elsie B. Paskus f/b/o: R.M. Danziger				3,000.06

63.	FMD and R.M. Danziger Trustees u/i/o Elsie B. Paskus f/b/o: FMD				33,600.64

64.	B. Bros. LLC JLE, Co Managing Member SRC, Co Managing Member				233,792	4.50

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
65.	EMC, Jr. SRC and Richard W. Dammann, Executors of the Estate of Justus Heijmans				202.00

66.	JLE, FMD and Roger Bloom (“RB”), Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RBG (11/27/31)* f/b/o: Descendants of JLE				7,458.14

67.	LBC, JLE, AE and CSF, Trustees u/i/o SJB (12/21/50)* f/b/o: CSF			(1,515)	0	0

68.	LBC, JLE, AE and CSF Trustees u/i/o RGB (6/14/51)* f/b/o: CSF			(1,400)	0	0

69.	JLE, EMC, Jr. and Roger Bloom, Trustees u/a/o SBE (4/19/81) u/w/o SBE Appointment u/i/o RGB (11/27/31)* f/b/o: Descendants of CSF				2,000.04

70.	Matthew L. Ernst	462 Broome Street N.Y, N.Y. 10013			1,250.02

71.	JLE, MPE, CSF, FMD and EMC, Jr., Trustees u/c/o/w Richard C. Ernst, (6/19/84) f/b/o: Benjamin C. Stewart				5,996.12

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
72.	Jessica P. Kerns				1,250.02

73.	Charitable Trust created by Justus Heijmans,* SRC and EMC, Jr., Trustees				200.00

74.	LBC, JLE, MPE and AE, Trustee u/i/o RGB (12/21/50)* f/b/o: JLE				1,100.02

75.	JLE, as Guardian f/b/o: DPE				2,679.05

76.	JLE, LBC, Jessica Kerns, CSF and AE, Trustees u/c/w/o RGB (2/29/56)* f/b/o: Descendants of JLE				4,746.09

77.	Chase Bank and LBC, Trustees u/i/o RGB (11/27/31)* f/b/o: LBC				30,000.58

78.	Louise B. & Edgar M. Cullman Foundation, Inc.* SRC, President| Chairman of the Board LBC, Vice President EMC, Jr., Treasurer LCD, Secretary	Charitable Foundation		(30,660)	105,740	2.06

79.	Edgar M. Cullman, III (EMC,III)		Producer		18,794.36

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
80.	Samuel B. Cullman		Film Director		13,594.26

81.	FMD and R. M. Danziger Trustees u/w/o Elsie B. Paskus f/b/o FMD Family				30,000.58

82.	Rebecca Gamzon f/b/o Andrew Gamzon a minor (“AG”)	Custodian		640	17,251.34

83.	Rebecca Gamzon f/b/o Sarah Gamzon a minor			640	13,905.27

			(3)
			Present principal
			occupation or employment	Number of shares	Total number of
			and the name, principal	of Issuer’s	shares of the
			business and address of any	Common Stock	Issuer’s Common
(1)		(2)	corporation or other	acquired or	Stock ($1 par	Percentage of
Name		Residence	organization in which such	disposed of since	value) owned on	Class of Issuer’s
(Item 2(a)		Address	employment is conducted.	4/19/2007	the date hereof	Common Stock.
and 5)		(Item 2(b))	(Item 2(c))	(i)	(ii)	(iii)
84.	David M. Danziger f/b/o Sunaina Danziger a minor			1,254	11,484

85.	David M. Danziger f/b/o Sameena Danziger a minor			1,254	11,484

86.	Mathew Ernst f/b/o Jonah Ernst a minor				200.00

87.	Mathew Ernst f/b/o Odessa Ernst a minor				200.00

88.	Georgina Cullman				9,550.18

89.	Sameena J. Danziger 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and Sheena Danziger Trustees			15,000	15,000.29

90.	Sunaina L. Danziger 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and Sheena Danziger Trustees			15,000	15,000.29

91.	Andrew B. Gamzon, 2011 Trust dtd 2/9/2011, FMD as donor DMD, RDG and Michael Gamzon Trustees			15,000	15,000.29

92.	Sarah D. Gamzon, 2011 Trust dtd 2/9/11, FMD as donor DMD, RDG and Michael Gamzon Trustees			15,000	15,000.29

			TOTAL	(131,704)	2,397,452	46.70

*                    Business Address:  641 Lexington Avenue, New York, NY  10022